Exhibit 99.1

SEALSQ Participates as a Lead Investor in Quobly’s €115 Million Series A Financing Via SEALQuantum.com Fund to Advance the European Sovereign Quantum Infrastructure

Geneva, Switzerland, June 3, 2026 – SEALSQ Corp (NASDAQ: LAES), (“SEALSQ” or “Company”), a leader in post-quantum semiconductor technologies and hardware-anchored security solutions, today announced its participation as a lead investor in Quobly’s €115 million Series A financing. The round is led by STMicroelectronics, SEALSQ, Isalt, and the French Public Investment Bank (BPI France).

The SEALSQ investment made via the SEALSQ Quantum Fund, supports Quobly’s industrialization of silicon-based quantum processors and the deployment of its first commercial systems. It strengthens the strategic technical partnership initiated in November 2025 and represents a major milestone in the execution of SEALSQ’s Quantum Vertical Sovereign Stack strategy. As part of this investment, Carlos Moreira, CEO of SEALSQ, will join Quobly’s Board of Directors.

Launched in February 2025, the SEALSQ Quantum Fund, a strategic investment initiative dedicated to advancing the quantum technology ecosystem, has grown from $20 million initial allocation, to $200 million as of today. The fund plays a key role in SEALSQ’s Quantum Vertical Sovereign Stack strategy by enabling targeted investments that strengthen the integration of quantum processing and cybersecurity from the ground up. Its mission is to accelerate the emergence of trusted, sovereign, and secure quantum infrastructure for industrial and critical applications.

Building secure quantum systems from qubit to root of trust

SEALSQ’s participation builds directly on the collaboration announced in November 2025 with Quobly to integrate post-quantum cryptography and hardware Root-of-Trust into silicon-based quantum architectures. By combining Quobly’s scalable FD-SOI quantum processors with SEALSQ’s quantum-resistant secure chips, including its QVault TPM and PQC solutions, the two companies are jointly developing secure-by-design quantum computing systems protected from the qubit level against both current and future quantum threats. This investment is expected to be a key step in SEALSQ’s roadmap to deliver a fully integrated Quantum Vertical Sovereign Stack, spanning hardware Root-of-Trust, post-quantum semiconductors, and secure quantum processors.

The collaboration will enable:

●	Co-development of quantum-resistant secure microcontrollers optimized for quantum environments,

●	Enhanced device authentication and key management for quantum systems,

●	Creation of trusted, sovereign quantum computing platforms for high-value applications in defense, finance, energy, and critical infrastructure.

Mr. Moreira noted, “SEALSQ’s participation as a lead investor in Quobly’s Series A financing represents a significant milestone in the execution of our Quantum Vertical Sovereign Stack strategy. This investment made via the SEALSQ Quantum Fund, builds on the SEALSQ - Quobly technical partnership established in 2025 and reflects a shared commitment to advancing the next generation of secure quantum technologies. By integrating Quobly’s pioneering silicon quantum processors with our post-quantum cryptography and hardware security technologies, we are accelerating the development of truly secure quantum computers.”

Mr. Moreira continued, “Excluding this recent Quobly financing, SEALSQ Quantum Fund has deployed approximately $30 million of its $200 million of available funds, across IC’Alps, ColibriTD, EeroQ, WISeSat, Quantix Edge Security, and the WeCan Group, each reinforcing our Quantum vertical strategy from silicon to space. This expanded collaboration with Quobly positions SEALSQ at the forefront of trusted and sovereign quantum computing in the post-quantum era.”

Maud Vinet, CEO and co-founder of Quobly, added, “This investment from SEALSQ builds on the technical collaboration initiated in 2025 and supports our transition toward industrial deployment. As we bring our first silicon-based quantum computers to market, trusted semiconductor technologies and secure computing environments will become increasingly important for real-world adoption.”

About Quobly

Quobly is a pioneer in quantum microelectronics, developing silicon-based quantum chips using proven semiconductor manufacturing processes. Founded in 2022 in Grenoble, France, the company builds on over 15 years of collaborative research between world-class institutions CEA-Leti and CNRS, combining expertise in quantum physics and microelectronics. Co-founded by Maud Vinet, Ph.D. in quantum physics, author of 300+ papers and 70+ patents, and Tristan Meunier, a leading expert in semiconductor quantum engineering trained under Nobel laureate Serge Haroche, Quobly bridges science and industry to make quantum computing scalable and manufacturable. The company has a strategic partnership with STMicroelectronics to accelerate the industrialization of its silicon quantum chips. In 2023, Quobly raised €19 million, a record European seed round for a quantum hardware startup, followed in 2025 by €21 million to advance its Q100T program, a key step toward fault-tolerant quantum computing. Quobly has offices in France, Singapore, and Canada.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

3